FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 2, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

RBS reports a Q3 2012 operating profit(1) of £1,047 million
Core RBS Q3 2012 operating profit £1,633 million
Year-to-date Core return on tangible equity 10%
Q3 2012 net attributable loss of £1,384 million, after £1,455 million pre-tax accounting charge for improved own credit
Core Tier 1 ratio 11.1%, loan:deposit ratio 102%, Non-Core assets down to £65 billion

"The RBS restructuring programme continues to make excellent progress as we take the action needed to make the bank safer and stronger. Our funding and capital position has been transformed, we have repaid all emergency loans from the Government and central banks, and we recently exited the Asset Protection Scheme without ever making a claim.

At the same time, we are working to make sure the needs of our customers are central in our decision making. Economic pressures are restraining customer activity levels and as a result banks are running hard to stand still in this environment. Nevertheless, resilient Core bank performance at RBS provides resources for customers and for our cleanup, whilst signposting shareholder value in the future."

Stephen Hester, Group Chief Executive

Highlights

Continued progress in the RBS recovery plan
•	Continued momentum in strengthening the Group's balance sheet:
	○	Funded assets declined again to £909 billion, a reduction of £68 billion from the start of 2012.
	○	Core Tier 1 ratio remained strong at 11.1% whilst absorbing uplifts from regulatory changes; 10.4% excluding the capital relief provided by the Asset Protection Scheme (APS).
	○	The Group's loan:deposit ratio improved further to 102%.
	○	Usage of short-term wholesale funding has more than halved since the start of 2012 to £49 billion.
•
RBS's credit profile has strengthened markedly in the traded debt markets reflecting the success of RBS restructuring efforts. CDS spreads have halved since their 2011 peak, and secondary bond spreads on five year maturity have narrowed from c.450 basis points to c.100 basis points on a year-to-date basis. This strengthening has resulted in an accounting charge for improved own credit of £4,429 million year-to-date, including £1,455 million in Q3.

Delivering against major milestones
•	Direct Line Group was successfully floated in October 2012, raising £911 million from the sale of a 34.7% stake in the company.

•
The exit from the UK Government's APS on 18 October 2012 provides a further demonstration of the Group's progress in rebuilding a strong and stable balance sheet. The exit also marks a major UK fiscal benefit, with the Government's original £200 billion contingent exposure now extinguished.

•
While Santander's decision to pull out of its agreed purchase of certain of the Group's UK branch-based businesses was disappointing, much of the work to separate this profitable and well-funded business has already been completed, and RBS has recommenced its efforts to divest the business, which utilises some 2% of the Group's capital resources.

Highlights (continued)

Operating performance stable in Q3 2012
•
Q3 2012 Group operating profit improved to £1,047 million from £650 million in Q2 and £2 million in Q3 2011, with Core operating profit up 8% from Q2 and 67% from Q3 2011. There was a further reduction in operating losses from Non-Core.

•	Core operating profit was £1,633 million, with a solid performance in Markets offset by lower income and a small number of single name impairments in UK Corporate.

•	Core return on tangible equity (ROTE) for the first nine months of 2012 was 10%. Markets' return on equity (ROE) over this period was 12.0%.

•	Group net interest margin was stable at 1.94%, with Core Retail & Commercial NIM also steady at 2.92%.

•
Group expenses were reduced by 6% versus prior quarter to £3,639 million, with Core R&C down 3% to £2,389 million and Markets down 5% to £753 million. The Core cost:income ratio improved to 59%, with UK Retail now at 51%.

•	Staff costs were 5% lower than in Q2 at £1,943 million, with headcount down by 9,900, 7%, from a year earlier.

•
Group impairment losses totalled £1,176 million in Q3 2012, down £159 million from the prior quarter. Non-Core impairments, mostly in real estate finance, were £183 million lower. Total Ulster Bank (Core and Non-Core) impairments were £493 million, compared with £514 million in Q2 2012.

Continuing commitment to customers in difficult times
•
Maintaining support for the Group's core UK retail and commercial customers is a key priority. RBS has supported over 350,000 SMEs with £28.6 billion of lending, including overdrafts, so far this year. RBS has also helped more than 43,000 customers buy their home, including 14,000 first time buyers, with £11 billion of gross new mortgage lending in the first nine months of 2012.

•
RBS continues to work hard to remedy a number of past issues. Q3 2012 results include an additional £400 million provision in relation to Payment Protection Insurance, bringing the cumulative charge to £1.7 billion.

•
The Group is determined to continue to strengthen its management disciplines and culture in order to ensure that serving customers well becomes more deeply embedded as the Bank's core purpose. Key points of focus are:

	○	Better performance against Customer Charter targets.
	○	Widening the scope of training programmes for front-line staff.
	○	Overhauling service offerings to align them more closely to customers' needs.
	○	Realigning incentive structures to ensure they take proper account of customer interest.

Note:
(1)
Operating profit before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, loss on redemption of own debt, strategic disposals and RFS Holdings minority interest ('operating profit'). Statutory operating loss before tax was £2,763 million for the nine months ended 30 September 2012.

Key financial data

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Core
Total income (1)	6,408	6,437	6,028	19,707	20,522
Operating expenses (2)	(3,427)	(3,615)	(3,498)	(10,763)	(10,853)
Insurance net claims	(596)	(576)	(696)	(1,821)	(2,183)
Operating profit before impairment losses (3)	2,385	2,246	1,834	7,123	7,486
Impairment losses (4)	(752)	(728)	(854)	(2,305)	(2,579)
Core operating profit (3)	1,633	1,518	980	4,818	4,907

Non-Core operating loss (3)	(586)	(868)	(978)	(1,937)	(2,939)

Group operating profit (3)	1,047	650	2	2,881	1,968

Own credit adjustments	(1,455)	(518)	2,622	(4,429)	2,386
Asset Protection Scheme	1	(2)	(60)	(44)	(697)
Payment Protection Insurance costs	(400)	(135)	-	(660)	(850)
Sovereign debt impairment	-	-	(142)	-	(875)
Other items (5)	(451)	(96)	(418)	(511)	(722)

(Loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210

Preference share dividends	(98)	(76)	-	(174)	-

(Loss)/profit attributable to ordinary and B shareholders	(1,384)	(466)	1,226	(3,374)	(199)

	30 September 2012	30 June 2012	31 December 2011

Capital and balance sheet
Funded balance sheet (6)	£909bn	£929bn	£977bn
Loan:deposit ratio (Group) (7)	102%	104%	108%
Loan:deposit ratio (Core) (7)	91%	92%	94%
Core Tier 1 ratio	11.1%	11.1%	10.6%
Tangible net asset value per ordinary and B share (8)	476p	489p	501p

Notes:
(1)	Excluding own credit adjustments, Asset Protection Scheme, (loss)/gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)	Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and RFS Holdings minority interest.
(3)	Operating profit before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and other items (see note 5 below).
(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)
Other items comprise amortisation of purchased intangible assets, integration and restructuring costs, (loss)/gain on redemption of own debt, strategic disposals, bonus tax, interest rate hedge adjustments on impaired available-for-sale sovereign debt and RFS Holdings minority interest. Refer to page 17 of the main announcement for further details.

(6)	Funded balance sheet is total assets less derivatives.
(7)	Net of provisions, including disposal groups and excluding repurchase agreements.
(8)
Tangible net asset value per ordinary and B share is total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares. Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Comment

Stephen Hester, Group Chief Executive, commented:
The extraordinary challenges which RBS faced following the financial crisis are being worked through successfully. The five year restructuring Plan is now in its later stages with important work still to do, including an emphasis on dealing with reputational issues now that the Bank's safety and soundness has advanced so well. We passed two other important milestones in October with our exit from the APS and a very encouraging flotation of Direct Line Group and are within touching distance of matching every £1 of lending with a £1 of customer deposits.

Beneath these headlines our people have been working hard at supporting our customers and rebuilding the capabilities of the core business, the future RBS that is emerging from our work. In doing this we face the same strong economic and regulatory challenges as other banks and are having to work very hard to stand still in the face of these challenges. But underlying performance has already improved enough to be generally comparable to peers. We aspire to achieve much more; in short, to be running a really good RBS.

At the heart of any truly successful company is the DNA that clearly sets the company's purpose as to serve customers well and understands that good performance for shareholders and career prospects for staff come from achieving that purpose. The banking industry, including RBS, too often came to be seen as reversing that sequence, with short-term gain put ahead of long-term excellence for customers. Getting this balance right is not done through splashy announcements or sweeping actions. Rather it is a multi-faceted journey involving all our people, the tools and management direction they work with every day. We are unambiguously clear at RBS about the importance of making this journey. We have already made much progress, though clearly not enough, and our reputation will take time and facts to recover from past events which are still being accounted for. Nevertheless, this work is going with the grain at RBS. Our people want to serve customers well. Most of the time we succeed in doing precisely that. And we all understand the need to reject failings and keep improving for customers and for the institution's future success.

In tough economic times there is understandable debate about what economies need in order to achieve growth. In this debate we can be clear and unambiguous: RBS has the funding, capital and human resources to support our customers and meet their needs as the economy starts to grow again; and we have repaid the liquidity and credit support that was needed from government at the start of our restructuring journey. We have many challenges left, and much to improve. And the world still has uncertainties and risks of setback. The need to avoid repeating past credit mistakes and to make sustainable returns on a more conservative business model are also crucial aspects we need to balance in the face of many pressures.

So the goals that have been our abiding focus since 2009 are unchanged, though they will continue to be applied pragmatically as external realities evolve. They are founded in a solid and coherent strategy and a track record of focused implementation. Through these tools we seek:
- to serve customers well, and better
- to operate with safety and soundness for all who rely on us
- to rebuild sustainable value for all shareholders, and thereby to facilitate the sale of taxpayers' shareholding in the Bank.

Highlights

Third quarter results summary
The Royal Bank of Scotland Group (RBS) reported a Group operating profit of £1,047 million for the third quarter of 2012, up £397 million from Q2 2012 and up £1,045 million compared with Q3 2011. The result reflected a steady improvement in the Core bank's operating results, combined with a further reduction in operating losses from the Non-Core division.

Core operating profit totalled £1,633 million, up 8% from Q2 2012 and 67% from Q3 2011. For the first nine months of 2012 Core operating profit totalled £4,818 million, in line with the same period of 2011, delivering a return on tangible equity of 10.0%. Core income in Q3 was flat versus Q2 at £6,408 million, with expenses down 5% at £3,427 million and impairments 3% higher at £752 million.

•
Retail & Commercial (R&C) operating profits were down 10% from Q2 due to a deterioration in UK Corporate, largely reflecting lower income and a small number of single name impairments, partially offset by good performances in UK Retail and International Banking driven primarily by sound cost control. R&C return on equity in the first nine months of 2012 was 9.6%, or 14.0% excluding Ulster Bank.

•
Markets saw a 2% decline in revenues relative to Q2 due to continued uncertainty in the Eurozone along with subdued client activity. However, the ongoing focus on costs generated an 18% increase in operating profit to £295 million. Year to date ROE is 12.0%.

•	Direct Line Group Q3 2012 operating profit of £109 million was down £26 million, 19% from Q2, as a stable technical result was more than offset by lower investment returns. Year to date ROTE is 10.3%.

Non-Core operating loss decreased by £282 million versus Q2 to £586 million as favourable market conditions led to improvements in asset prices and tightening of credit spreads over the quarter. Non-Core impairment losses fell by £183 million during the quarter reflecting the non-repeat of a significant provision in the Project Finance portfolio in Q2 2012.

Non-operating items and statutory results
A further provision of £400 million was recorded for Payment Protection Insurance claims, reflecting the Group's current experience. This brings the cumulative charge taken to £1.7 billion, of which £1.0 billion (c.60%) in redress had been paid by 30 September 2012. Integration and restructuring costs totalled £257 million in Q3, compared with £213 million in Q2. A loss of £123 million was recorded on the redemption of £4.4 billion of debt securities.

RBS's credit spreads continued to narrow in debt markets, with its five year credit default swap spread tightening over the quarter by 57 basis points, reflecting improved investor perceptions of the Group's strength. This resulted in a Q3 own credit charge of £1,455 million, compared with £518 million in the prior quarter. Excluding own credit adjustments, Group Q3 2012 pre-tax profit was £197 million and attributable loss £268 million.

Statutory pre-tax loss in Q3 was £1,258 million and statutory attributable loss was £1,384 million. Tangible net asset value per share fell by 3% to 476 pence reflecting the own credit adjustment.

Highlights (continued)

Income
Core income in Q3 2012 totalled £6,408 million, in line with Q2 2012 and up 6% from the prior year period. Core R&C net interest income was 1% lower than Q2 2012 at £2,786 million, with continuing pressure on deposit margins in the core UK Retail and Corporate franchises and in International Banking's Cash Management business. Non-interest income in R&C was down 6% at £1,414 million, partly reflecting the non-recurrence of a £47 million gain recorded in Q2 on the sale of Visa B shares as well as a decline in the fair value of a property-related investment in UK Corporate of £25 million. Markets non-interest income totalled £1,031 million, in line with Q2 and up 128% compared with Q3 2011. Realised bond gains increased by £325 million compared with Q2 as the Group re-positioned its liquidity portfolio, offset by higher unallocated volatility costs in Group Treasury of £95 million.

Efficiency
Core expenses were down 5% in the quarter to £3,427 million, with R&C reducing expenses by 3% to £2,389 million and Markets delivering a 5% reduction to £753 million. Provisions totalling £125 million recorded in Group Centre included an additional £50 million to cover customer redress arising from the technology incident that affected the Group's systems in June.

Core staff expenses were 4% lower at £1,874 million, with headcount down by 7,900 over the past 12 months to 137,000, principally in Markets and International Banking. The Core compensation ratio year-to-date was 30%, compared with 31% in the prior year, with the Markets compensation ratio 34%, compared with 41% in the prior year.

Core cost:income ratio in Q3 improved to 59% from 62% in Q2 and 66% in Q3 2011. R&C cost:income ratio was stable at 57%, with UK Retail improving to 51%.

Risk
Group impairment losses totalled £1,176 million in Q3 2012, down 12% from the prior quarter and 23% from Q3 2011.

Core impairments totalled £752 million, up 3% from Q2 2012 but 12% lower than Q3 2011, with UK Retail and US R&C losses stable but UK Corporate impairments up £66 million, largely reflecting a handful of single corporate cases. Non-Core impairments, mostly in real estate finance, were £183 million lower than in Q2 2012. Total Ulster Bank (Core and Non-Core) impairments were £493 million, compared with £514 million in Q2 2012.

Core annualised loan impairments represented 0.7% of loans and advances to customers, in line with Q2. Group risk elements in lending totalled £40.1 billion at 30 September 2012, compared with £39.7 billion at 30 June 2012 and £40.8 billion at 31 December 2011, with provision coverage stable at 51%.

Highlights (continued)

Balance sheet
RBS maintained good momentum in the restructuring and reduction of its balance sheet, with Group funded assets down £20 billion in the quarter to £909 billion. Non-Core funded assets fell to £65 billion, a reduction of £7 billion during the quarter and an overall reduction of 75% since its establishment. Non-Core remains on target to exit approximately 85% of its original portfolio by the end of 2013.

Since the end of 2008 the Group has reduced its funded balance sheet by £318 billion, with total assets reduced by £841 billion.

Liquidity and funding
RBS has achieved a largely deposit-funded balance sheet, with further reductions in the use of short-term wholesale funding and the maintenance of a very strong liquidity buffer. With substantial excess liquidity available to it during the quarter, the Group took advantage of improved market conditions to repurchase £4.4 billion of more expensive outstanding senior unsecured wholesale debt.

RBS's credit profile has strengthened markedly in traded markets, reflecting the significant improvement in the robustness and resilience of its balance sheet, as well as the substantial reduction in the Group's wholesale funding requirements and a more general improvement in financial market conditions. The Group's credit default swap spreads tightened by 121 basis points in the first nine months of 2012, with 57 basis points of the improvement coming in Q3. Secondary market prices for RBS bonds have tightened even further, with spreads on a benchmark five year issue coming in from c.450 basis points at the start to 2012 to c.100 basis points at the end of Q3.

The Group loan:deposit ratio strengthened further to 102%, compared with a worst point of 154% in October 2008. The Core loan:deposit ratio was 91%, with customer deposits stable at £431 billion.

The Group continued to reduce its usage of short-term wholesale funding, which fell by £13.8 billion during the quarter to £49 billion at 30 September 2012, enabling the Group to reduce the costs associated with its substantial liquid asset portfolio. Short-term wholesale funding was covered three times by the Group's liquidity buffer, which totalled £147 billion.

Capital
The Group's Core Tier 1 ratio remained strong at 11.1%, or 10.4% excluding the capital relief provided by the UK Government's Asset Protection Scheme, which the Group exited with effect from 18 October 2012. APS capital benefit, which amounted to 160 basis points at the end of 2009, had diminished in line with the reduction in the portfolio of covered assets, which had fallen from £282 billion at inception to £104 billion at the point of exit.

Risk-weighted assets (before APS relief) declined by £6.6 billion, with a substantial reduction in Non-Core offsetting the effect of regulatory uplifts in International Banking and in UK Corporate. Non-Core's RWAs fell by £11 billion to £72 billion, benefiting from lower market risk and the active reduction and restructuring of derivative exposures.

The Group's Tier 1 leverage ratio was 15.4x.

Highlights (continued)

Disposals
RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS's restructuring plan.

RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million. This was consistent with the previously communicated plan to divest control of Direct Line Group in stages with control ceded by the end of 2013, and complete disposal by the end of 2014, in line with the European Commission's state aid requirements. The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have already been completed.

On 12 October 2012 RBS announced that it had received notification of Santander's decision to pull out of its agreed purchase of certain of the Group's UK branch-based businesses. While the decision was disappointing, much of the work to separate this profitable and well-funded business has already been completed, and RBS has recommenced its effort to divest the business and fulfil its obligations to the European Commission.

Core UK franchise
Banks cannot serve customers well without operating from a position of balance sheet safety and soundness, and that has been a key priority for RBS in the first three and a half years of its 2009-13 restructuring plan. The Group's significant achievements in this area mean that even more attention can now be focused on those elements that will make RBS a healthy and competitive bank over the long term, rather than merely ensuring survival. These elements are based on ensuring that the bank is built, first and foremost, around serving customers well and sustainably.

This focus on serving customers better has been an integral component of the Group's restructuring plan, and some major changes have already been implemented, notwithstanding the worsening economic environment:

•
The Retail Customer Charter was launched in 2010 and has been refreshed annually since then. The focus of "Helpful Banking" has remained integral, with intentionally demanding and stretching targets derived from what customers said they valued the most.

•
New principles for incentives within UK Retail have been designed to promote superior customer service and ensure customer requirements explicitly drive the product sales and offerings. This is a move away from the sales-based approach of the past.

•
To reach the standards of professionalism and expertise that customers expect, RBS has piloted an internal retraining and accreditation programme for relationship managers in Business & Commercial Banking.

Highlights (continued)

Core UK franchise (continued)
These actions represent only a starting point, and while the changes will have increasing visibility as they bed in over the coming months and years there is a lot more still to do to persuade customers that the organisation has changed and that it puts their interests first. A few of the main areas management will be focusing on next are:

•
Better performance against Customer Charter targets. Since launch, the bar has been raised on some of the Retail targets but performance has fallen short on some. The use of charters will be extended into other divisions and they will be made even more demanding.

•
Widening the scope of internal training programmes for front-line staff. A programme similar to the Business & Commercial course is now running in the Wealth business and this area will continue to attract a great deal of focus.

•
An overhaul of service offerings across the Group's retail, corporate and markets divisions to ensure they are explicitly customer-driven and based on the needs and priorities of the retail, corporate and institutional customers that RBS serves.

RBS has maintained its lending support to UK businesses and homebuyers through difficult economic times. RBS has supported government schemes, such as the Funding for Lending Scheme (FLS), with internal initiatives to ensure that credit remained appropriately available to its customers.

RBS's performance in the mortgage market remains strong and well in excess of its historic market share. Gross new mortgage lending totalled £11.4 billion year-to-date, with £3.7 billion in Q3 2012, holding flat from Q2. Of this, 16% was to first-time buyers and Q3 gross new lending to these customers increased by 5% on the previous quarter.

Business demand for credit has remained weak, with investment intentions constrained by uncertainty over future UK growth prospects. This led to a drop of 25% in SME loan applications in Q3, compared with Q3 2011, with activity further muted by the effect of the Olympic Games. RBS continues to approve over 90% of all SME loan and overdraft applications, with over 31,000 small businesses approved for credit during the quarter.

The overall flow of business lending remained strong, with £62.9 billion of gross new lending to UK businesses in the first nine months of 2012, of which £28.6 billion was to SME customers. In Q3 2012, gross new lending increased 3% compared with Q2, which was impacted by relationship managers efforts being diverted from lending due to the Group technology incident. Loan repayments also remained strong, with many customers continuing to focus on deleveraging. SME overdraft utilisation remained below 50% in Q3, and SMEs chose to retain strong cash balances, with Business & Commercial customer deposits increasing by £500 million during Q3.

Highlights (continued)

Core UK franchise (continued)
Overall SME net drawn balances, excluding real estate, held steady quarter-on-quarter, with the strongest growth coming in asset finance, where balances have increased each quarter in 2012, up 6% year-to-date. Asset finance has proved particularly attractive to customers in current economic circumstances because of its cash flow benefits, with products such as hire purchase, asset-secured debt and leasing providing flexible and committed lines of funding tailored to each business's needs. RBS Invoice Finance has also seen good growth in its asset-based lending business, with net advances up 6%, compared with Q3 2011, to £3.2 billion.

The Funding for Lending Scheme (FLS) opened for drawings in August and RBS was quick to launch FLS-related offerings to homebuyers and businesses. RBS's own funding of UK lending is not a constraint. However, FLS does provide an opportunity to offer interest rate benefits to customers. Net figures will also give insight to the price sensitivity of lending demand at these interest rate levels relative to other business confidence issues. Over £500 million of mortgages had been offered under the scheme by the end of September 2012, and c.14% of applications received by UK Retail in September related to the new products launched under the scheme. UK Corporate reduced the price of SME loans and removed arrangement fees on these offerings. Over 4,300 customers benefited from this offer by the end of Q3 2012, with around £600 million of funds allocated. Given normal lags between approval and drawdown, these advances are not expected to feed into drawn balances until later in the year. Much of the SME lending to date is substituting for existing higher cost borrowings.

RBS has made further good progress in running down high risk and non-strategic exposures in its Non-Core division and in reducing its excessive exposures to the real estate and construction sectors. Non-Core balances are included within the scope of FLS, and FLS-eligible Non-Core exposures were reduced by £750 million during Q3. Within the Core UK Corporate division, property exposures also continued their managed and necessary decline, falling by £0.9 billion during the quarter and by £2.2 billion year-to-date. At a Group level, excluding Non-Core and commercial real estate lending, total RBS core FLS-eligible balances increased by around £300 million to 30 September 2012, while declining when these risk concentrations are included. The faster-growing Lombard and RBS Invoice Finance businesses are excluded from FLS statistics.

Highlights (continued)

Strategic Plan
Key Measures	Worst point	Q2 2012	Q3 2012	Medium- term target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	9.3%	9.7%	>12%
• Cost:income ratio (3)	97%(4)	62%	59%	<55%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	11.1%	11.1%	>10%
• Loan:deposit ratio	154%(6)	104%	102%	c.100%
• Short-term wholesale funding (STWF)	£297bn(7)	£62bn	£49bn	<10% TPAs(8)
• Liquidity portfolio (9)	£90bn(7)	£156bn	£147bn	>1.5x STWF
• Leverage ratio (10)	28.7x(11)	15.6x	15.4x	<18x

Notes:
(1) Based on indicative Core attributable profit taxed at standard rates and Core average tangible equity per the average balance sheet (c.85% of Group tangible equity based on RWAs at 30 September 2012); (2) Group return on tangible equity for 2008; (3) Cost:income ratio net of insurance claims; (4) Year ended 31 December 2008; (5) As at 1 January 2008; (6) As at October 2008; (7) As at December 2008; (8) Third party assets (TPAs); (9) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (10) Funded tangible assets divided by total Tier 1 capital; (11) As at June 2008.

Regulatory investigations and reviews
The Group continues to cooperate fully with a number of regulatory investigations and reviews as described in the note on Litigation, investigations and reviews on page 87 of the main announcement. In some of these investigations the Group believes that the likely outcome is that it will incur financial penalties or provide redress, and these may be significant.

Outlook
The external economic, market and regulatory challenges we face are likely to continue for the rest of this year and into 2013. We will continue to focus on maintaining a strong balance sheet and capital position, as well as judicious management of our expense base.

We anticipate trends in our Core Retail & Commercial businesses to be generally consistent with the third quarter, although our Markets business is likely to exhibit normal seasonal variations in Q4. The Group's net interest margin over the second half is expected to be broadly stable compared with the first half of the year.

Non-Core continues to make good progress, achieving asset reduction targets with losses in line with our expectations. We expect to further reduce assets in Q4, although the Q4 loss is likely to be higher than in Q3. The 'below the line' itemised charges are likely to remain elevated during Q4, though the own credit adjustment should be materially lower.

Having made strong progress, RBS targets most of the restructuring actions from its 2009 strategic plan to be substantially completed in the next 15-18 months, with the Group thereby positioned to be a cleaner and better performing bank in future years.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Results presentation
The Royal Bank of Scotland Group plc will be hosting a conference call and live audio webcast following the release of the results for the quarter ended 30 September 2012.

The details are as follows:

Date:	Friday 2 November 2012
Time:	9.00 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document will be available on www.rbs.com/results

Financial supplement
A financial supplement will be available on www.rbs.com/results This supplement shows published income and balance sheet financial information by quarter for the last nine quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary